Alchemy Buffalo LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales- Alchemy	380,296.01
Total Income	**$380,296.01**
Cost of Goods Sold	
Cost of Goods Sold	10,491.75
COGS- Bar	83,011.87
COGS- Food	27,960.90
Total Cost of Goods Sold	**121,464.52**
Total Cost of Goods Sold	**$121,464.52**
GROSS PROFIT	**$258,831.49**
Expenses	
Advertising & Marketing	2,935.06
Bank and Merchant Charges	1,664.58
Business Licenses and Permits	152.00
Charity	150.00
Chase business card	42.15
Consulting & Business Services	1,934.00
Cost of Occupancy	
Cleaning, repairs & maintenance	5,865.25
Insurance	2,675.19
Rent	49,000.50
Utilities	13,318.41
Total Cost of Occupancy	**70,859.35**
Depreciation Expense	19,026.00
Hardware/software/online fees	2,439.94
Interest Paid	-843.08
Job Supplies	1,908.32
Bar Supplies	3,643.98
Kitchen Supplies	2,416.80
Other- office, general, etc.	1,371.97
Total Job Supplies	**9,341.07**
Other Business Expenses	-3,022.49
Meals & Entertainment	904.80
Total Other Business Expenses	**-2,117.69**
Payroll Expenses	946.04
Payroll Fees- Alchemy	2,097.25
Payroll Taxes- Alchemy	20,286.57
Salaries and Wages	106,244.10
Workers Comp	2,132.47
Total Payroll Expenses	**131,706.43**

Alchemy Buffalo LLC

Profit and Loss
January - December 2020

	TOTAL
PPP loan	
Taxes and Licenses	37,676.68
Total Expenses	**$274,966.49**
NET OPERATING INCOME	**$ -16,135.00**
Other Income	
EIDL Advance	10,000.00
PPP Loan Forgivness	38,867.00
Total Other Income	**$48,867.00**
Other Expenses	
Ask My Accountant	
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$48,867.00**
NET INCOME	**$32,732.00**

Alchemy Buffalo LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking xxx2934	1,671.91
Checking xxx6725	85,790.67
PPP	-16,172.69
Tax Escrow xxx7046	3.76
Wine Shop xxx6832	0.00
Total Bank Accounts	**$71,293.65**
Other Current Assets	
Cash on Hand	6,055.00
Inventory	6,561.00
Total Other Current Assets	**$12,616.00**
Total Current Assets	**$83,909.65**
Fixed Assets	
Accumulated Depreciation	-68,655.00
Furniture and Equipment	48,260.00
Leasehold Improvements	29,700.00
Machinery & Equiptment	20,987.35
Total Fixed Assets	**$30,292.35**
TOTAL ASSETS	**$114,202.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Current Liabilities A/P	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Anne- credit card	0.00
Bobby- credit card	0.00
Loan payable - Berkley Building	0.00
Loan payable- 4614	100,549.00
Loans from Shareholders	13,653.00
Nicole- credit card	0.00
Tax Escrow	0.00
Total Other Current Liabilities	**$114,202.00**
Total Current Liabilities	**$114,202.00**
Total Liabilities	**$114,202.00**

Alchemy Buffalo LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Equity	
Opening Balance Equity	21,012.70
Retained Earnings	-39,193.92
Shareholder Distributions	-14,550.78
Net Income	32,732.00
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$114,202.00**

Alchemy Buffalo LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	32,732.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cash on Hand	-4,855.00
Inventory	9,862.00
Current Liabilities A/P	-5,692.55
Anne- credit card	-3,312.88
Bobby- credit card	-10.71
Loan payable- 4614	-10,670.24
Loans from Shareholders	13,653.00
Nicole- credit card	-2,704.77
Tax Escrow	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,731.15**
Net cash provided by operating activities	**$29,000.85**
INVESTING ACTIVITIES	
Accumulated Depreciation	19,026.00
Machinery & Equiptment	-3,505.35
Net cash provided by investing activities	**$15,520.65**
FINANCING ACTIVITIES	
Shareholder Distributions	-14,550.78
Net cash provided by financing activities	**$ -14,550.78**
NET CASH INCREASE FOR PERIOD	**$29,970.72**
Cash at beginning of period	41,322.93
CASH AT END OF PERIOD	**$71,293.65**